Exhibit 99.3

A2Z Cust2Mate Solutions Corp. Announces Proposed Public Offering

TEL AVIV, ISRAEL / ACCESS Newswire / September 16, 2025 / A2Z Cust2Mate Solutions Corp. (NASDAQ:AZ)(FRA - WKN:A3CSQ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announced that it is proposing to offer and sell its common shares in an underwritten public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. All securities to be sold in the offering will be offered by A2Z.

A2Z intends to use the net proceeds from the offering for continued development and expansion, including financing the mass manufacturing and deployment of smart carts, marketing and sales and expanding our retail media and data capabilities, and for working capital purposes.

Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for this offering.

The securities described above will be offered pursuant to a shelf registration statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on April 21, 2023. A preliminary prospectus supplement and accompanying base prospectus relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov, copies of which may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, New York 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This offering will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ:AZ) creates innovative solutions for complex challenges that brings innovation, ease, excitement and value to retailers and shoppers. The company’s flagship innovative smart cart solutions are transforming brick-and-mortar retail, bridging online and in-store shopping through interactive technology that guides and informs customers. Cust2Mate’s AI-driven smart carts personalize every in-store journey, turning routine trips into engaging, rewarding experiences. They enable seamless in-cart scanning and payment, allowing shoppers to bypass checkout lines while receiving real-time customized offers and product recommendations. This enhanced customer experience boosts satisfaction and loyalty while helping retailers streamline operations and optimize merchandising through data-driven insights. The carts are equipped with multiple layers of security for accurate recognition and transaction integrity. Its modular, all-in-one detachable panels transform legacy shopping cart fleets into intelligent platforms that deliver a range of benefits. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the public offering and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the SEC.

Contact Information:

John Gildea

VP Corporate Communication

John@a2zas.com

00353 86 8238177

SOURCE: A2Z Cust2Mate Solutions Corp.